Exhibit 99.1

      Interim Report

        for the period ended September 30, 2016

       Third Quarter 2016

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2

INTERIM REPORT ON OPERATIONS	4

RESULTS OF OPERATIONS	4

STATEMENT OF FINANCIAL POSITION BY ACTIVITY	19

LIQUIDITY AND CAPITAL RESOURCES	20

RISKS AND UNCERTAINTIES	23

2016 U.S. GAAP OUTLOOK	24

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2016	25

Consolidated Income Statement	26

Consolidated Statement of Comprehensive Income	27

Consolidated Statement of Financial Position	28

Consolidated Statement of Cash Flows	30

Consolidated Statement of Changes in Equity	31

Notes	32

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,373,838.87 (as of September 30, 2016)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND

AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors (*)

Jacqueline A. Tammenoms Bakker (2)

Mina Gerowin (2)

Suzanne Heywood (2) (3) (**)

Léo W. Houle (3) (2) (***)

Peter Kalantzis (1) (3)

John Lanaway (1)

Silke C. Scheiber (1) (**)

Guido Tabellini (3) (**)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

(*)	Mr John Elkann and Ms Maria Patrizia Grieco Members of the Board until April 15, 2016
Ms Suzanne Heywood and Ms Silke C. Scheiber Members of the Board since April 15, 2016
(**)	Member of each relevant Committee since April 29, 2016
(***)	Senior Non-Executive Director and Member of the Governance and Sustainability Committee since April 29, 2016

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2015, prepared in accordance with EU-IFRS, the Semi-Annual Report for the period ended on June 30, 2016 prepared in accordance with EU-IFRS, in its annual report on Form 20-F for the year ended December 31, 2015, prepared in accordance with U.S. GAAP, the Company’s subsequently filed reports on Form 6-K. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), for U.S. Securities and Exchange Commission (“SEC”) and investor presentation purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Interim Report on Operations in the section “Results of Operations”, and in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

■

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

■

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

■

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

■

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

■

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

■	NAFTA: United States, Canada and Mexico;

■	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM: Central and South America, and the Caribbean Islands; and

■	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

This Interim Report is unaudited.

 Introduction     2

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. Our management believes that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS (or in U.S. GAAP) and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

■	Trading Profit: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

■

Operating Profit under EU-IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

■

Operating Profit under U.S. GAAP: Operating Profit under U.S. GAAP is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

■

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash, cash equivalent, current securities and other financial assets. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

■

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

 Introduction     3

INTERIM REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments. Transaction between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2015

Consolidated Results of Operations

	Three Months Ended September 30, 2016			Three Months Ended September 30, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	5,836	5,498	462	5,968	5,601	465

Cost of sales	4,824	4,639	309	4,923	4,726	295

Selling, general and administrative costs	515	475	40	537	495	42

Research and development costs	255	255	-	223	223	-

Other income/(expenses)	(14)	(15)	1	(18)	(17)	(1)

TRADING PROFIT/(LOSS)	228	114	114	267	140	127

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	6	6	-	16	16	-

Other unusual income/(expenses)	(6)	(6)	-	(30)	(30)	-

OPERATING PROFIT/(LOSS)	216	102	114	221	94	127

Financial income/(expenses)	(178)	(178)	-	(296)	(296)	-

Result from investments (1)	14	8	6	12	7	5

PROFIT/(LOSS) BEFORE TAXES	52	(68)	120	(63)	(195)	132

Income taxes	42	-	42	49	17	32

PROFIT/(LOSS) FOR THE PERIOD	10	(68)	78	(112)	(212)	100

Result from intersegment investments	-	78	-	-	100	-

PROFIT/(LOSS) FOR THE PERIOD	10	10	78	(112)	(112)	100

(1)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

We recorded net revenues of $5,836 million during the third quarter of 2016, a decline of 2.2% (down 2.5% on a constant currency basis) compared to the third quarter of 2015. Net revenues of Industrial Activities were $5,498 million in the third quarter of 2016, a 1.8% decrease (down 2.1% on a constant currency basis) compared to the third quarter of 2015. Net revenues of Industrial Activities increased in Powertrain, partially offsetting the declines in Agricultural Equipment and Commercial Vehicles. Construction Equipment’s net revenues were substantially flat.

 Interim Report on Operations     4

Cost of sales

Cost of sales were $4,824 million during the third quarter of 2016 compared with $4,923 million during the third quarter of 2015. The decrease of 2.0% was driven by the decline in revenues and cost reduction actions. As a percentage of net revenues, cost of sales was 82.7% and 82.5% in the third quarter of 2016 and 2015, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $515 million during the third quarter of 2016 (8.8% of net revenues), down 4.1% compared to $537 million recorded in the comparable period of 2015 (9.0% of net revenues). The decrease was primarily attributable to cost containment actions.

Research and development costs

In the three months ended September 30, 2016, research and development (“R&D”) costs were $255 million ($223 million in the third quarter of 2015) and included all the research and development costs not recognized as assets amounting to $138 million ($112 million in the third quarter of 2015) and the amortization of capitalized development costs of $117 million ($111 million in the third quarter of 2015). During the period CNH Industrial capitalized new development costs of $80 million ($104 million in the third quarter of 2015).

Other income/(expenses)

Other expenses were $14 million for the third quarter of 2016 ($18 million in the third quarter of 2015).

Restructuring costs

Restructuring costs for the third quarter of 2016 were $6 million compared to $16 million for the third quarter of 2015. The cost in the third quarter of 2016 was primarily attributable to actions in Commercial Vehicles as part of the efficiency program launched in 2014. The cost in the third quarter of 2015 was mainly the result of actions in Commercial Vehicles and Agricultural Equipment.

Other unusual income/(expenses)

Other unusual expenses were $6 million for the quarter, a decrease of $24 million compared to the third quarter of 2015.

Financial income/(expenses)

Net financial expenses were $178 million during the third quarter of 2016, a decrease of $118 million from $296 million in the third quarter of 2015. In the third quarter of 2016, this item includes a charge of $38 million related to the repurchase of $450 million in principal amount of the Case New Holland Industrial Inc. 7.875% Notes due 2017. In the third quarter of 2015, this item included a pre-tax charge of $150 million primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte. Excluding such exceptional charges in both periods, net financial expenses were substantially in line with the third quarter of 2015.

Result from investments

Result from investments was a net gain of $14 million and $12 million for the third quarter of 2016 and 2015, respectively.

Income taxes

	Three Months Ended September 30,

($ million)	2016	2015

Profit before taxes	52	(63)

Income taxes	42	49

Effective tax rate	80.8%	(77.8)%

Income taxes totaled $42 million in the third quarter of 2016 ($49 million in the third quarter of 2015). The effective tax rate was 80.8% in the third quarter of 2016, and was impacted by the inability to record deferred tax assets on losses in certain jurisdictions. The effective tax rate of (77.8)% in the third quarter of 2015 was also impacted by the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations. Excluding the impact of such exceptional charge, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate for the third quarter of 2015 was 28%.

Profit/(loss) for the period

Net profit was $10 million in the third quarter of 2016 compared to a net loss of $112 million in the third quarter of 2015.

 Interim Report on Operations     5

Reconciliation between Trading profit under EU-IFRS and Operating profit under U.S. GAAP

	Three Months Ended September 30, 2016
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	114	114	-	228

Development costs	37	-	-	37

Reclassification of interest compensation to Financial Services	84	-	(84)	-

Other adjustments and reclassifications, net	13	-	-	13

Operating profit under U.S. GAAP	248	114	(84)	278

	Three Months Ended September 30, 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	140	127	-	267

Development costs	7	-	-	7

Reclassification of interest compensation to Financial Services	83	-	(83)	-

Other adjustments and reclassifications, net	15	1	(2)	14

Operating profit under U.S. GAAP	245	128	(85)	288

 Interim Report on Operations     6

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended September 30,

($ million)	2016	2015	% change	% change excl. FX

Agricultural Equipment	2,359	2,431	-3.0	-3.4

Construction Equipment	595	591	0.7	0.5

Commercial Vehicles	2,150	2,238	-3.9	-4.2

Powertrain	851	803	6.0	5.8

Eliminations and Other	(457)	(462)	n.m.	n.m.

Total Net revenues of Industrial Activities	5,498	5,601	-1.8	-2.1

Financial Services	462	465	-0.6	-2.2

Eliminations and Other	(124)	(98)	n.m.	n.m.

Total Net revenues	5,836	5,968	-2.2	-2.5

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended September 30,

($ million)	2016	2015	Change

Agricultural Equipment	75	66	9

Construction Equipment	(17)	23	-40

Commercial Vehicles	37	45	-8

Powertrain	45	27	18

Eliminations and Other	(26)	(21)	-5

Total Trading profit of Industrial Activities	114	140	-26

Financial Services	114	127	-13

Eliminations and Other	-	-	-

Total Trading profit	228	267	-39

Trading margin (%)	3.9	4.5

Net revenues of Industrial Activities were $5,498 million during the third quarter of 2016, a 1.8% decrease (down 2.1% on a constant currency basis) compared to the third quarter of 2015. Net revenues increased for Powertrain, partially offsetting the declines in Agricultural Equipment and Commercial Vehicles. Construction Equipment’s net revenues were substantially flat.

Trading profit of Industrial Activities was $114 million in the third quarter of 2016, a $26 million decrease compared to the third quarter of 2015, with a trading margin of 2.1%, down 0.4 percentage points (“p.p.”) compared to the third quarter of 2015. Trading profit of Industrial Activities was primarily impacted by a $40 million decrease for Construction Equipment and an $8 million decrease for Commercial Vehicles, partially offset by an $18 million increase for Powertrain and a $9 million increase for Agricultural Equipment.

 Interim Report on Operations     7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended September 30, 2016 compared to the three months ended September 30, 2015:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended September 30,

($ million)	2016	2015	% Change

NAFTA	888	951	-6.6

EMEA	727	808	-10.0

LATAM	350	274	27.7

APAC	394	398	-1.0

Total	2,359	2,431	-3.0

Net revenues of Agricultural Equipment were $2,359 million for the third quarter of 2016, a decline of 3.0% (down 3.4% on a constant currency basis) compared to the third quarter of 2015. The decrease was primarily the result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and unfavorable industry volume in the small grain sector in EMEA. Net revenues in specialty tractors in EMEA remain strong. Net revenues increased in LATAM due to market improvements in Brazil and Argentina, and slightly decreased in APAC due to lower market demand in China, while Australia continues to improve.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 27%, while demand for combines was down 22%. Demand for smaller, under 140 hp, tractors in NAFTA was up 2%. In LATAM, tractor and combine markets increased 9% and 15%, respectively. EMEA markets were down 1% for tractors but up 2% for combines. APAC markets increased 8% for tractors and decreased 1% for combines.

In the third quarter of 2016, Agricultural Equipment’s worldwide unit production was 1% below retail sales. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment, decreased 8% compared to the third quarter of 2015.

Trading profit

Agricultural Equipment’s trading profit was $75 million for the third quarter of 2016 compared to $66 million for the third quarter of 2015, with a trading margin of 3.2% (2.7% in the third quarter of 2015). The increase was primarily due to net price realization and lower material costs, partially offset by unfavorable volume, including fixed cost absorption, and unfavorable product mix in NAFTA and EMEA.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended September 30, 2016 compared to the three months ended September 30, 2015:

 Interim Report on Operations     8

Construction Equipment Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2016	2015	% change

NAFTA	316	324	-2.5

EMEA	128	131	-2.3

LATAM	77	80	-3.8

APAC	74	56	32.1

Total	595	591	0.7

Net revenues of Construction Equipment were $595 million during the three months ended September 30, 2016, an increase of 0.7% (up 0.5% on a constant currency basis) compared to the third quarter of 2015, driven by favorable volume in APAC partially offset by lower sales in NAFTA.

In the third quarter of 2016, Construction Equipment’s worldwide heavy and light industry sales were down 5% and 1%, respectively, compared to the third quarter of 2015. Industry light equipment sales were roughly flat in NAFTA, APAC and EMEA, and down in LATAM. Industry heavy equipment sales decreased in all regions except APAC.

Construction Equipment’s worldwide production levels were 11% above retail sales in the quarter, driven by a seasonal increase in preparation for production declines in the fourth quarter of 2016 and robust demand in APAC.

Trading profit/(loss)

Construction Equipment reported a trading loss of $17 million for the third quarter of 2016 compared to a trading profit of $23 million for the third quarter of 2015. Trading margin decreased 6.8 p.p. to (2.9)% (3.9% in the third quarter of 2015) as a result of unfavorable market mix and product mix and negative price realization primarily in NAFTA, partially mitigated by cost containment actions.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region for the three months ended September 30, 2016 compared to the three months ended September 30, 2015:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2016	2015	% change

NAFTA	8	-	n.m.

EMEA	1,782	1,809	-1.5

LATAM	189	258	-26.7

APAC	171	171	-

Total	2,150	2,238	-3.9

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,150 million during the three months ended September 30, 2016, a decline of 3.9% (down 4.2% on a constant currency basis) compared to the three months ended September 30, 2015, primarily as a result of lower volume in all ranges in LATAM mainly due to continuing deterioration of market conditions in Brazil and the Euro V pre-buy impact in the Argentinian market in the second half of 2015. Net revenues were flat in EMEA as a volume increase in trucks was offset by decreases in buses and specialty vehicles.

 Interim Report on Operations     9

During the third quarter of 2016, the European truck market (GVW ≥3.5 tons) was up 9% compared to the third quarter of 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 12%, the medium vehicle market (GVW 6.1-15.9 tons) increased 4%, and the heavy vehicle market (GVW ≥16.0 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 28% compared to the third quarter of 2015, primarily impacted by a decrease of 27% in Brazil, 27% in Argentina, and 76% in Venezuela. In APAC, registrations declined 3%.

In the third quarter of 2016, our market share in the European truck market (GVW ≥3.5 tons) was 12.5%, up 1.1 p.p. compared to the third quarter of 2015. Our market share in LATAM was 11.5%, down 0.3 p.p. compared to the third quarter of 2015.

Commercial Vehicles delivered approximately 32,300 vehicles (including buses and specialty vehicles) in the quarter, representing a 4% decrease compared to the third quarter of 2015. Volumes were higher in the light segment, up 11%, while volumes in the medium and heavy segments were down 19% and 17%, respectively. Commercial Vehicles’ deliveries increased 2% in EMEA, but decreased in LATAM and APAC by 37% and 7%, respectively.

Commercial Vehicles’ third quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, was 0.85, a decrease of 6% compared to the third quarter of 2015. In 2016, truck order intake in Europe decreased 3% compared to the third quarter of 2015, with an 11% decrease in light trucks, a 1% decrease in medium trucks, and an 18% increase in heavy trucks.

Trading profit

Commercial Vehicles reported trading profit of $37 million for the third quarter of 2016 ($45 million in the third quarter of 2015), with a trading margin of 1.7% (down 0.3 p.p. compared to the third quarter of 2015). The decrease was due to lower volume in the specialty vehicle business and higher R&D costs, partially offset by positive pricing and manufacturing efficiencies in EMEA trucks and buses. In LATAM, market conditions remained challenging primarily in Brazil. In APAC, trading profit improved mainly as a result of positive pricing.

Powertrain

Net revenues

Powertrain’s net revenues were $851 million for the third quarter of 2016, an increase of 6.0% (up 5.8% on a constant currency basis) compared to the third quarter of 2015 due to higher volumes primarily in on-road engine applications. Sales to external customers accounted for 48% of total net sales compared to 44% in the third quarter of 2015.

During the third quarter of 2016, Powertrain sold approximately 126,800 engines, an increase of 13% compared to the third quarter of 2015. In terms of major customers, 28% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 58% to external customers. Additionally, Powertrain delivered approximately 17,400 transmissions and 40,200 axles, an increase of 19% and a decrease of 8%, respectively, compared to the third quarter of 2015.

Trading profit

During the third quarter of 2016, Powertrain’s trading profit was $45 million, up $18 million compared to the third quarter of 2015 primarily due to favorable volume and industrial efficiencies. Trading margin increased 1.9 p.p. to 5.3%.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $462 million for the three months ended September 30, 2016, flat compared to the third quarter of 2015 (down 2.2% on a constant currency basis) due to a lower average portfolio and reduced interest spreads, offset by the positive impact of currency translation.

 Interim Report on Operations     10

Net income

Net income of Financial Services was $78 million for the third quarter of 2016, a decrease of $22 million compared to the third quarter of 2015, primarily due to a lower average portfolio and the reduction in interest spreads.

Retail loan originations (including unconsolidated joint ventures) in the quarter were $2.2 billion, flat compared to the third quarter of 2015. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of September 30, 2016 (of which retail was 65% and wholesale 35%) was up $0.3 billion compared to September 30, 2015 (down $0.2 billion on a constant currency basis).

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

Consolidated Results of Operations

	Nine Months Ended September 30, 2016			Nine Months Ended September 30, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	18,197	17,134	1,412	19,095	17,980	1,450

Cost of sales	14,966	14,387	928	15,740	15,148	927

Selling, general and administrative costs	1,588	1,466	122	1,666	1,540	126

Research and development costs	725	725	-	638	638	-

Other income/(expenses)	(52)	(49)	(3)	(60)	(55)	(5)

TRADING PROFIT/(LOSS)	866	507	359	991	599	392

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	31	30	1	48	47	1

Other unusual income/(expenses)	(560)	(560)	-	(41)	(41)	-

OPERATING PROFIT/(LOSS)	275	(83)	358	902	511	391

Financial income/(expenses)	(483)	(483)	-	(608)	(608)	-

Result from investments (1)	(5)	(24)	19	38	23	15

PROFIT/(LOSS) BEFORE TAXES	(213)	(590)	377	332	(74)	406

Income taxes	184	52	132	237	114	123

PROFIT/(LOSS) FOR THE PERIOD	(397)	(642)	245	95	(188)	283

Result from intersegment investments	-	245	-	-	283	-

PROFIT/(LOSS) FOR THE PERIOD	(397)	(397)	245	95	95	283

(1)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

We recorded net revenues of $18,197 million during the nine months ended September 30, 2016, a decline of 4.7% (down 3.1% on a constant currency basis) compared to the nine months ended September 30, 2015. Net revenues of Industrial Activities were $17,134 million in the nine months ended September 30, 2016, a 4.7% decrease (down 3.2% on a constant currency basis) compared to the nine months ended September 30, 2015. Net revenues of Industrial Activities increased in Commercial Vehicles and Powertrain, offsetting a portion of the decline in volumes in the remaining segments.

Cost of sales

Cost of sales were $14,966 million during the nine months ended September 30, 2016 compared with $15,740 million during the nine months ended September 30, 2015. The decrease of 4.9% was largely driven by the decline in revenues, supplemented by significant cost reduction actions. As a percentage of net revenues, cost of sales was 82.2% and 82.4% in the nine months ended September 30, 2016 and 2015, respectively.

Selling, general and administrative costs

SG&A costs amounted to $1,588 million during the nine months ended September 30, 2016 (8.7% of net revenues), down 4.7% compared to $1,666 million recorded in the comparable period of 2015.

 Interim Report on Operations     11

Research and development costs

In the nine months ended September 30, 2016, R&D costs were $725 million ($638 million in the nine months ended September 30, 2015) and included all the research and development costs not recognized as assets amounting to $363 million ($311 million in the nine months ended September 30, 2015) and the amortization of capitalized development costs of $362 million ($327 million in the nine months ended September 30, 2015). During the period CNH Industrial capitalized new development costs of $271 million ($329 million in the nine months ended September 30, 2015).

Other income/(expenses)

Other expenses were $52 million for the nine months ended September 30, 2016, substantially in line with the amount for the nine months ended September 30, 2015.

Restructuring costs

Restructuring costs for the nine months ended September 30, 2016 were $31 million compared to $48 million for the nine months ended September 30, 2015. The cost in both periods was primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the efficiency program launched in 2014.

Other unusual income/(expenses)

Other unusual expenses were $560 million for the nine months ended September 30, 2016 ($41 million in the nine months ended September 30, 2015). The increase was attributable to an exceptional non-tax deductible charge of €495 million ($551 million), recorded in the first half of 2016, as a result of the European Commission settlement. For additional information, see Note 27 “Commitments and contingencies” to the Interim Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $483 million during the nine months ended September 30, 2016, including the charge of $38 million related to the repurchase of $450 million in principal amount of Case New Holland Industrial Inc. 7.875% Notes due 2017. In the nine months ended September 30, 2015, net financial expenses were $608 million and included the pre-tax charge of $150 million relating to the re-measurement of the net monetary assets of the Venezuelan subsidiary. For additional information on this re-measurement, see section “Significant accounting policies”, paragraph “Venezuela currency regulations and re-measurement” of the Interim Condensed Consolidated Financial Statements. Excluding such exceptional charges in both periods, net financial expenses decreased $13 million in the first nine months of 2016 compared to the nine months ended September 30, 2015.

Result from investments

Result from investments was a net loss of $5 million and a net gain of $38 million for the nine months ended September 30, 2016 and 2015, respectively. The decrease was primarily attributable to a one-time $42 million negative impact incurred in the second quarter of 2016 by the joint venture Naveco Ltd. due to its exit from a line of business.

Income taxes

	Nine Months Ended September 30,

($ million)	2016	2015

Profit/(loss) before taxes	(213)	332

Income taxes	184	237

Effective tax rate	(86.4)	71.4%

The effective tax rate was (86.4)% in the nine months ended September 30, 2016. Excluding the impact of the exceptional non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement, and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate was 31%. In the nine months ended September 30, 2015 the effective tax rate was 71.4%. Excluding the impact of the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate was 37%.

Profit/(loss) for the period

Net loss was $397 million in the nine months ended September 30, 2016, a $492 million decrease compared to net profit of $95 million in the nine months ended September 30, 2015. The decrease was mainly due to the non-tax deductible charge of $551 million resulting from the European Commission settlement.

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Reconciliation between Trading profit under EU-IFRS and Operating profit under U.S. GAAP

	Nine Months Ended September 30, 2016
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	507	359	-	866

Development costs	91	-	-	91

Reclassification of interest compensation to Financial Services	245	-	(245)	-

Other adjustments and reclassifications, net	36	4	1	41

Operating profit under U.S. GAAP	879	363	(244)	998

	Nine Months Ended September 30, 2015
($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

Trading profit under EU-IFRS	599	392	-	991

Development costs	(2)	-	-	(2)

Reclassification of interest compensation to Financial Services	229	-	(229)	-

Other adjustments and reclassifications, net	43	5	2	50

Operating profit under U.S. GAAP	869	397	(227)	1,039

 Interim Report on Operations     13

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Nine Months Ended September 30,

($ million)	2016	2015	% change	% change excl. FX

Agricultural Equipment	7,291	8,043	-9.3	-7.8

Construction Equipment	1,726	1,933	-10.7	-9.4

Commercial Vehicles	6,896	6,860	0.5	2.2

Powertrain	2,760	2,656	3.9	4.5

Eliminations and Other	(1,539)	(1,512)	n.m.	n.m.

Total Net revenues of Industrial Activities	17,134	17,980	-4.7	-3.2

Financial Services	1,412	1,450	-2.6	-0.6

Eliminations and Other	(349)	(335)	n.m.	n.m.

Total Net revenues	18,197	19,095	-4.7	-3.1

n.m. - not meaningful.

Trading profit/(loss):

	Nine Months Ended September 30,

($ million)	2016	2015	Change

Agricultural Equipment	322	434	-112

Construction Equipment	(26)	38	-64

Commercial Vehicles	130	79	51

Powertrain	155	105	50

Eliminations and Other	(74)	(57)	-17

Total Trading profit of Industrial Activities	507	599	-92

Financial Services	359	392	-33

Eliminations and Other	-	-	-

Total Trading profit	866	991	-125

Trading margin (%)	4.8	5.2

Net revenues of Industrial Activities were $17,134 million during the nine months ended September 30, 2016, a decline of 4.7% (down 3.2% on a constant currency basis) compared to the nine months ended September 30, 2015. Net revenues increased for Commercial Vehicles and for Powertrain, but decreased for Agricultural Equipment and Construction Equipment.

Trading profit of Industrial Activities was $507 million in the nine months ended September 30, 2016, a $92 million decrease compared to the nine months ended September 30, 2015, with a trading margin of 3.0%, down 0.3 p.p. compared to the nine months ended September 30, 2015. Trading profit of Industrial Activities was primarily impacted by a $112 million decrease for Agricultural Equipment and a $64 million decrease for Construction Equipment, partially offset by a $51 million increase for Commercial Vehicles and $50 million increase for Powertrain.

 Interim Report on Operations     14

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

Agricultural Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,

($ million)	2016	2015	% Change

NAFTA	2,649	3,267	-18.9

EMEA	2,726	2,831	-3.7

LATAM	855	892	-4.1

APAC	1,061	1,053	0.8

Total	7,291	8,043	-9.3

Net revenues of Agricultural Equipment were $7,291 million for the nine months ended September 30, 2016, a decline of 9.3% (down 7.8% on a constant currency basis) compared to the nine months ended September 30, 2015. The decrease was primarily the result of unfavorable industry volume and product mix in the row crop sector in NAFTA, and unfavorable industry volume in the small grain sector in EMEA. Net revenues decreased in LATAM, due to a decline in the Brazilian market but increased in APAC, mainly driven by increased volume in Australia.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 28%, while demand for combines was down 20%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 3%. In LATAM, tractor and combine markets decreased 16% and 5%, respectively. EMEA markets were down 4% for tractors and 9% for combines. APAC markets increased 4% for tractors and 17% for combines.

Trading profit

Agricultural Equipment’s trading profit was $322 million for the nine months ended September 30, 2016 compared to $434 million for the nine months ended September 30, 2015, with a trading margin of 4.4% (5.4% in the nine months ended September 30, 2015). The decrease was mainly due to lower volume and unfavorable product mix, partially offset by net price realization and cost containment actions, including material cost reductions.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

 Interim Report on Operations     15

Construction Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,

($ million)	2016	2015	% change

NAFTA	920	1,072	-14.2

EMEA	382	405	5.7

LATAM	195	268	-27.2

APAC	229	188	21.8

Total	1,726	1,933	-10.7

Net revenues of Construction Equipment were $1,726 million during the nine months ended September 30, 2016, a decline of 10.7% (down 9.4% on a constant currency basis) compared to the nine months ended September 30, 2015, due to negative volume and mix primarily in NAFTA and LATAM.

In the nine months ended September 30, 2016, Construction Equipment’s worldwide heavy industry sales were down 6%, while light industry sales were flat compared to the nine months ended September 30, 2015. Decreased overall industry volumes were partially offset by moderate growth in APAC.

Trading profit/(loss)

Construction Equipment reported a trading loss of $26 million for the nine months ended September 30, 2016 compared to a trading profit of $38 million for the nine months ended September 30, 2015 as a result of lower volumes and negative price realization partially offset by cost containment actions. Trading margin decreased 3.5 p.p. to (1.5)% (2.0% in the nine months ended September 30, 2015).

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles net revenues broken down by geographic region for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015:

Commercial Vehicles Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2016	2015	% change

NAFTA	36	-	n.m.

EMEA	5,868	5,398	8.7

LATAM	499	884	-43.6

APAC	493	578	-14.7

Total	6,896	6,860	0.5

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $6,896 million during the nine months ended September 30, 2016, an increase of 0.5% (up 2.2% on a constant currency basis) compared to the nine months ended September 30, 2015, primarily as a result of favorable truck volume in EMEA. In LATAM, net revenues decreased due to lower industry volumes in Brazil and Argentina. In APAC, net revenues decreased, mainly due to buses and specialty vehicles.

 Interim Report on Operations     16

During the nine months ended September 30, 2016, the European truck market (GVW ≥3.5 tons) was up 14% compared to the nine months ended September 30, 2015. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 11%, and the heavy vehicle market (GVW ≥16.0 tons) increased 14%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 33%, compared to the nine months ended September 30, 2015 with a decrease in all market segments. The light vehicle market decreased 38%, while the medium and heavy vehicle markets decreased 37% and 28%, respectively. In APAC, registrations decreased 5%.

In the nine months ended September 30, 2016, our market share in the European truck market (GVW ≥3.5 tons) was 11.6% with a growth of 0.4 p.p. compared to the nine months ended September 30, 2015. Our market share in LATAM was 12.0%, up 0.3 p.p. compared to 2015.

Commercial Vehicles delivered approximately 105,400 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2016, representing a 7% increase compared to the nine months ended September 30, 2015. Volumes were higher in the light segment, up 17%, while volumes in the medium and heavy segments were down 14% and 1%, respectively. Commercial Vehicles’ deliveries increased 13% in EMEA, but decreased in APAC and LATAM by 5% and 33%, respectively.

Trading profit

Commercial Vehicles reported a trading profit of $130 million for the nine months ended September 30, 2016 (trading margin of 1.9%).This represents a $51 million increase compared to the nine months ended September 30, 2015 or a $85 million increase excluding the $34 million trading profit reported in the first half of 2015 from our Venezuelan subsidiary before the currency re-measurement in the second half of 2015. The increase was mainly due to net price realization and manufacturing efficiencies across all regions. In EMEA, the increase was primarily attributable to favorable volume in trucks, positive pricing, and lower production costs. In LATAM, trading profit was negative primarily due to lower industry volumes partially offset by cost containment actions. In APAC, trading profit was positive primarily due to positive pricing and cost containment actions.

Powertrain

Net revenues

Powertrain’s net revenues were $2,760 million for the nine months ended September 30, 2016, an increase of 3.9% (up 4.5% on a constant currency basis) compared to the nine months ended September 30, 2015. The increase was primarily attributable to higher volumes to third parties. Sales to external customers accounted for 46% of total net sales compared to 44% in the nine months ended September 30, 2015.

During the nine months ended September 30, 2016, Powertrain sold approximately 402,500 engines, an increase of 7% compared to the nine months ended September 30, 2015. In terms of major customers, 30% of engines were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 3% to Construction Equipment and the remaining 56% to external customers. Additionally, Powertrain delivered approximately 59,600 transmissions and 146,200 axles, an increase of 16% and 7%, respectively, compared to the nine months ended September 30, 2015.

Trading profit

During the nine months ended September 30, 2016, Powertrain’s trading profit was $155 million, up $50 million compared to the nine months ended September 30, 2015, with a trading margin of 5.6% (up 1.6 p.p. compared to the nine months ended September 30, 2015). The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $1,412 million for the nine months ended September 30, 2016, a decrease of 2.6% (down 0.6% on a constant currency basis) compared to the nine months ended September 30, 2015 primarily due to the negative impact of currency translation.

 Interim Report on Operations     17

Net income

Net income of Financial Services was $245 million for the nine months ended September 30, 2016, a decrease of $38 million compared to the nine months ended September 30, 2015, primarily due to a reduction in interest spreads and the negative impact of currency translation.

Retail loan originations (including unconsolidated joint ventures) were $6.4 billion, down $0.3 billion compared to the nine months ended September 30, 2015, primarily due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $24.8 billion as of September 30, 2016 (of which retail was 65% and wholesale 35%) was up $0.1 billion compared to December 31, 2015.

 Interim Report on Operations     18

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At September 30, 2016			At December 31, 2015

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,652	5,509	143	5,680	5,535	145

Goodwill	2,467	2,338	129	2,458	2,330	128

Other intangible assets	3,185	3,171	14	3,222	3,205	17

Property, plant and equipment	6,466	6,465	1	6,371	6,368	3

Investments and other financial assets	560	2,972	157	601	2,896	136

Leased assets	1,892	12	1,880	1,835	10	1,825

Defined benefit plan assets	7	7	-	6	6	-

Deferred tax assets	1,044	1,109	188	1,256	1,091	165

Total Non-current assets	15,621	16,074	2,369	15,749	15,906	2,274

Inventories	6,778	6,585	193	5,800	5,623	177

Trade receivables	687	658	58	580	555	52

Receivables from financing activities	18,638	1,794	19,762	19,001	2,170	20,024

Current taxes receivables	437	415	45	371	317	61

Other current assets	1,307	1,102	337	1,017	819	361

Current financial assets:	138	134	8	265	255	10

Current securities	21	19	2	54	50	4

Other financial assets	117	115	6	211	205	6

Cash and cash equivalents	5,873	4,632	1,241	6,311	4,566	1,745

Total Current assets	33,858	15,320	21,644	33,345	14,305	22,430

Assets held for sale	20	11	9	23	14	9

TOTAL ASSETS	49,499	31,405	24,022	49,117	30,225	24,713

EQUITY AND LIABILITIES

Equity	6,802	6,802	2,569	7,217	7,217	2,431

Provisions:	6,154	6,100	54	5,589	5,537	52

Employee benefits	2,431	2,400	31	2,494	2,464	30

Other provisions	3,723	3,700	23	3,095	3,073	22

Debt:	26,500	9,059	20,359	26,458	8,427	21,224

Asset-backed financing	11,905	8	11,898	12,999	17	12,986

Other debt	14,595	9,051	8,461	13,459	8,410	8,238

Other financial liabilities	211	205	10	69	62	7

Trade payables	5,221	5,110	143	5,342	5,176	197

Current taxes payable	198	124	98	126	67	66

Deferred tax liabilities	177	129	301	409	135	274

Other current liabilities	4,236	3,876	488	3,907	3,604	462

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	42,697	24,603	21,453	41,900	23,008	22,282

TOTAL EQUITY AND LIABILITIES	49,499	31,405	24,022	49,117	30,225	24,713

 Interim Report on Operations     19

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the nine months ended September 30, 2016 and 2015:

			Nine months ended September 30,
			2016			2015
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,311	4,566	1,745	6,141	4,123	2,018
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period		(397)	(397)	245	95	95	283
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		893	889	4	841	837	4

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		135	(181)	71	239	(115)	71

	Loss on repurchase of notes		38	38	-	-	-	-

	Dividends received		57	299	-	61	192	4

	Change in provisions		459	460	(1)	(146)	(146)	-

	Change in deferred income taxes		38	20	18	47	23	24
	Change in items due to buy-back commitments	(a)	98	58	40	75	30	45

	Change in operating lease items	(b)	(52)	(3)	(49)	(316)	2	(318)

	Change in working capital		(1,185)	(1,177)	(8)	(718)	(933)	215

	TOTAL		84	6	320	178	(15)	328
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(561)	(560)	(1)	(704)	(704)	-
	Consolidated subsidiaries and other equity investments		5	(3)	-	(5)	(88)	-
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		8	8	8	(3)	(3)	41
	Net change in receivables from financing activities		871	(100)	971	902	6	896

	Change in current securities		33	31	2	-	-	-

	Other changes		(145)	552	(697)	199	1,899	(1,700)

	TOTAL		211	(72)	283	389	1,110	(763)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(623)	295	(918)	(1,268)	(1,661)	393

	Capital Increase		-	-	-	17	17	42

	Dividends paid		(205)	(205)	(242)	(294)	(294)	(135)

	(Purchase)/sale of treasury shares		(14)	(14)	-	-	-	-

	(Purchase)/sale of ownership interests in subsidiaries		(44)	(44)	-	-	-	-
	TOTAL		(886)	32	(1,160)	(1,545)	(1,938)	300

	Translation exchange differences		153	100	53	(664)	(471)	(193)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(438)	66	(504)	(1,642)	(1,314)	(328)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		5,873	4,632	1,241	4,499	2,809	1,690

 Interim Report on Operations     20

(a)

Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

During the nine months ended September 30, 2016, consolidated cash and cash equivalents decreased by $438 million. Cash and cash equivalents at Industrial Activities increased by $66 million, while cash and cash equivalents at Financial Services decreased by $504 million.

Industrial Activities generated $6 million of cash flows from operating activities in the nine months ended September 30, 2016 ($15 million of cash used in the nine months ended September 30, 2015), as cash generated from operations was substantially offset by working capital absorption.

Industrial Activities used $72 million of cash flows from investing activities in the nine months ended September 30, 2016, compared to $1,110 million of cash provided in the nine months ended September 30, 2015. The increase in cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables (included in “Other changes”) and lower capital expenditures.

Industrial Activities generated $32 million of cash flows from financing activities in the nine months ended September 30, 2016, primarily due to an increase in debt, net of repayments and of our annual dividend paid on May 2016.

Financial Services generated $320 million of cash in operating activities in the nine months ended September 30, 2016, a slight decrease compared to the generation of cash of $328 million in the nine months ended September 30, 2015.

Financial Services generated $283 million of cash in investing activities in the nine months ended September 30, 2016 primarily due to a net reduction in receivables from financing activities.

Financial Services used $1,160 million of cash from financing activities in the nine months ended September 30, 2016, primarily due to repayment of debt.

Debt

As of September 30, 2016 and December 31, 2015, our consolidated Debt was as detailed in the table below:

	At September 30, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	26,500	9,059	20,359	26,458	8,427	21,224

We believe that Net debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

 Interim Report on Operations     21

The calculation of Net debt as of September 30, 2016 and December 31, 2015, and the reconciliation of Net debt to Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At September 30, 2016			At December 31, 2015
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Third party debt	26,500	7,764	18,736	26,458	7,332	19,126

Intersegment notes payable	-	1,295	1,623	-	1,095	2,098

Total Debt(1)	26,500	9,059	20,359	26,458	8,427	21,224

Less:

Cash and cash equivalents	5,873	4,632	1,241	6,311	4,566	1,745

Current securities	21	19	2	54	50	4

Intersegment financial receivables	-	1,623	1,295	-	2,098	1,095

Other financial assets(2)	117	115	6	211	205	6

Other financial liabilities(2)	(211)	(205)	(10)	(69)	(62)	(7)

Net debt (cash)(3)	20,700	2,875	17,825	19,951	1,570	18,381

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,295 million and $1,095 million at September 30, 2016 and December 31, 2015, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,623 million and $2,098 million at September 30, 2016 and December 31, 2015, respectively.

(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $328 million and $1,003 million as of September 30, 2016 and December 31, 2015, respectively.

The increase in Net debt at September 30, 2016, compared to December 31, 2015, mainly reflects the expected seasonal increase in working capital and the impact of foreign exchange changes on euro denominated debt.

The following table shows the change in Net debt of Industrial Activities for the nine months ended September 30, 2016:

($ million)	Nine months ended September 30, 2016

Net (debt) of Industrial Activities at beginning of period	(1,570)

Profit/(loss) for the period	(397)

Amortization and depreciation(*)	889

Loss on extinguishment of debt	38
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	653

Change in working capital	(1,177)

Investments in property, plant and equipment, and intangible assets (*)	(560)

Change in scope of consolidation and other changes	(151)

Net industrial cash flow	(705)

Capital increases and dividends	(219)

Currency translation differences and other	(381)

Change in Net debt of Industrial Activities	(1,305)

Net (debt) of Industrial Activities at end of period	(2,875)

(*) Excludes assets sold under buy-back commitments and assets under operating lease.

As of September 30, 2016, we had approximately $3.0 billion available under our committed lines of credit.

 Interim Report on Operations     22

RISKS AND UNCERTAINTIES

Except as discussed below, the Company believes that the risks and uncertainties identified at September 30, 2016 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2015 prepared in accordance with IFRS and filed with the AFM on March 4, 2016, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2015 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 4, 2016. Those risks and uncertainties should be read in conjunction with this Interim Report for the period ended September 30, 2016, including its Disclaimer, notes and disclosures.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

The Company’s assessment of risks and uncertainties has changed since publication of the above mentioned annual reports with regard to the following risks.

We may be adversely affected by the U.K. determination to leave the European Union (Brexit)

In a June 23, 2016 referendum, the United Kingdom (“UK”) voted to terminate the UK’s membership in the European Union (“Brexit”). As a result, negotiations are expected to commence in the next several months to determine the future terms of the UK’s relationship with the European Union, including the terms of trade between the UK and the member states of the EU. Any effect of Brexit is expected to depend on the agreements that may be negotiated between the UK and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. Brexit could adversely affect European or worldwide economic or market conditions and could contribute to instability in global financial markets. While we have operations in the UK, we do not believe that our global operations would be affected materially by Brexit; however, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions on our products. Any uncertainty related to Brexit could also affect trading in our shares. In addition, we are organized as a Dutch company but we are resident in the UK for tax purposes based on our place of management and control being in the UK as confirmed through a consultation process with the relevant tax authorities on the basis of bilateral agreements other than those governing the European Union. We do not expect Brexit to affect our tax residency in the UK; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.

We are exposed to political, economic and other risks beyond our control as a result of operating a global business

We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

■	changes in laws, regulations and policies that affect, among other things:

☐	import and export duties and quotas;

☐	currency restrictions;

☐	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

☐	interest rates and the availability of credit to our dealers and customers;

☐	property and contractual rights;

☐

where and to whom products may be sold, including new or additional trade or economic sanctions imposed by the U.S. or other governmental authorities and supranational organizations (e.g., the United Nations); and

☐	taxes;

■	regulations from changing world organization initiatives and agreements;

■	changes in the dynamics of the industries and markets in which we operate;

■	varying and unpredictable needs and desires of customers;

■	varying and unexpected actions of our competitors;

■	labor disruptions;

■	disruption in the supply of raw materials and components;

■

changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans; and

Interim Report on Operations     23

■	war, civil unrest and terrorism.

With a view to the recent terror attacks, it is at this stage not predictable if, and to what extent, these events could ultimately cause a crisis of confidence across the key global economies. After the attempted coup d’état, this also applies to possible political evolutions in Turkey. Although these developments did not, in the short term, affect the financial markets of the countries involved, we are unable to predict if these events could worsen longer term economic outlook and market sentiment.

We are subject to extensive anti-corruption and antitrust laws and regulations

Our global operations are subject to a number of laws and regulations that govern our operations around the world, including the U.S. Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act, which apply to conduct around the world, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. The anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence government officials or other persons to obtain or retain business or gain a business advantage. These laws tend to apply whether or not those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been a substantial increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including the recently settled EU antitrust investigation announced on July 19, 2016. As a result of this settlement, we might be subject to follow-on private litigation in various jurisdictions, the outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to identify and minimize the risk of any violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties. Investigations of alleged violations of these laws tend to require dedication of significant resources in funds and management time and attention, and these investigations or any violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 27 “Commitments and contingencies” to the Interim Condensed Consolidated Financial Statements at September 30, 2016.

2016 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

CNH Industrial is confirming its 2016 guidance as follows:

■	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

■	Net industrial debt at the end of 2016 between $2.0 billion and $2.3 billion (or $1.5 billion and $1.8 billion excluding the European Commission settlement of $0.5 billion).

Interim Report on Operations     24

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At September 30, 2016

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     25

CONSOLIDATED INCOME STATEMENT

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,

($ million)	Note	2016	2015	2016	2015

Net revenues	(1)	5,836	5,968	18,197	19,095

Cost of sales	(2)	4,824	4,923	14,966	15,740

Selling, general and administrative costs	(3)	515	537	1,588	1,666

Research and development costs	(4)	255	223	725	638

Other income/(expenses)	(5)	(14)	(18)	(52)	(60)

TRADING PROFIT/(LOSS)		228	267	866	991

Gains/(losses) on the disposal of investments	(6)	-	-	-	-

Restructuring costs	(7)	6	16	31	48

Other unusual income/(expenses)	(8)	(6)	(30)	(560)	(41)

OPERATING PROFIT/(LOSS)		216	221	275	902

Financial income/(expenses)	(9)	(178)	(296)	(483)	(608)

Result from investments:	(10)	14	12	(5)	38

Share of the profit/(loss) of investees accounted for using the equity method		14	12	(5)	40

Other income/(expenses) from investments		-	-	-	(2)

PROFIT/(LOSS) BEFORE TAXES		52	(63)	(213)	332

Income taxes	(11)	42	49	184	237

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		10	(112)	(397)	95

PROFIT/(LOSS) FOR THE PERIOD		10	(112)	(397)	95

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		11	(108)	(399)	98

Non-controlling interests		(1)	(4)	2	(3)

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.01	(0.08)	(0.29)	0.07

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.01	(0.08)	(0.29)	0.07

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,

($ million)	Note	2016	2015	2016	2015

PROFIT/(LOSS) FOR THE PERIOD (A)		10	(112)	(397)	95

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefits plans	(22)	-	38	1	(21)

Income tax relating to Other comprehensive/(loss) income that will not be reclassified subsequently to profit or loss	(22)	(1)	11	(3)	11

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(1)	49	(2)	(10)

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedges	(22)	(10)	149	(38)	191

Gains/(losses) on fair value of available-for-sale financial assets	(22)	-	-	-	-

Gains/(losses) on exchange differences on translating foreign operations	(22)	-	(464)	221	(576)

Share of other comprehensive income/(loss) of entities consolidated by using the equity method	(22)	(4)	(18)	3	(43)

Income tax relating to components of Other comprehensive/(loss() income that may be reclassified subsequently to profit or loss	(22)	3	(33)	9	(47)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(11)	(366)	195	(475)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(12)	(317)	193	(485)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(2)	(429)	(204)	(390)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		1	(424)	(209)	(385)

Non-controlling interests		(1)	(5)	5	(5)

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	(Unaudited) At September 30, 2016	At December 31, 2015

ASSETS

Intangible assets	(13)	5,652	5,680

Property, plant and equipment	(14)	6,466	6,371

Investments and other financial assets:	(15)	560	601

Investments accounted for using the equity method		512	560

Other investments and financial assets		48	41

Leased assets	(16)	1,892	1,835

Defined benefit plan assets		7	6

Deferred tax assets		1,044	1,256

Total Non-current assets		15,621	15,749

Inventories	(17)	6,778	5,800

Trade receivables	(18)	687	580

Receivables from financing activities	(18)	18,638	19,001

Current tax receivables	(18)	437	371

Other current assets	(18)	1,307	1,017

Current financial assets:		138	265

Current securities		21	54

Other financial assets	(19)	117	211

Cash and cash equivalents	(20)	5,873	6,311

Total Current assets		33,858	33,345

Assets held for sale	(21)	20	23

TOTAL ASSETS		49,499	49,117

Interim Condensed Consolidated Financial Statements    at September 30, 2016     28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED) ($ million)	Note	(Unaudited) At September 30, 2016	At December 31, 2015

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,788	7,170

Non-controlling interests		14	47

Total Equity	(22)	6,802	7,217

Provisions:		6,154	5,589

Employee benefits	(23)	2,431	2,494

Other provisions	(23)	3,723	3,095

Debt:	(24)	26,500	26,458

Asset-backed financing	(24)	11,905	12,999

Other debt	(24)	14,595	13,459

Other financial liabilities	(19)	211	69

Trade payables	(25)	5,221	5,342

Current tax payables		198	126

Deferred tax liabilities		177	409

Other current liabilities	(26)	4,236	3,907

Liabilities held for sale		-	-

Total Liabilities		42,697	41,900

TOTAL EQUITY AND LIABILITIES		49,499	49,117

Interim Condensed Consolidated Financial Statements  at September 30, 2016     29

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

($ million)	Note	Nine months ended September 30, 2016	Nine months ended September 30, 2015

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,311	6,141

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		(397)	95

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		893	841

Loss on disposal of non-current assets (net of vehicles sold under buy-back commitments)		1	6

Loss on repurchase of notes		38	-

Other non-cash items		134	233

Dividends received		57	61

Change in provisions		459	(146)

Change in deferred income taxes		38	47

Change in items due to buy-back commitments	(a)	98	75

Change in operating lease items	(b)	(52)	(316)

Change in working capital		(1,185)	(718)

TOTAL		84	178

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(561)	(704)

Consolidated subsidiaries and other equity investments		5	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		8	(3)

Net change in receivables from financing activities		871	902

Change in current securities		33	-

Other changes		(145)	199

TOTAL		211	389

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		1,714	600

Repayment of bonds		(751)	(1,126)

Issuance of other medium-term borrowings (net of repayment)		(17)	(476)

Net change in other financial payables and other financial assets/liabilities		(1,569)	(266)

Capital increase		-	17

Dividends paid		(205)	(294)

Purchase of treasury shares		(14)	-

Purchase of ownership interests in subsidiaries		(44)	-

TOTAL		(886)	(1,545)

Translation exchange differences		153	(664)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(438)	(1,642)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,873	4,499

(a)

Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Condensed Consolidated Financial Statements  at September 30, 2016     30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total

AT DECEMBER 31, 2014	25	-	3,170	5,540	(97)	(518)	-	(519)	(67)	43	7,577

Changes in equity for the nine months ended September 30, 2015

Capital increase	-	-	24	-	-	-	-	-	-	14	38

Dividends distributed	-	-	-	(291)	-	-	-	-	-	(3)	(294)

Share-based compensation	-	-	15	-	-	-	-	-	-	-	15

Total comprehensive income/(loss) for the period	-	-	-	98	144	(574)	-	(10)	(43)	(5)	(390)

Other changes	-	-	-	(2)	-	-	-	-	-	(4)	(6)

AT SEPTEMBER 30, 2015	25	-	3,209	5,345	47	(1,092)	-	(529)	(110)	45	6,940

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Changes in equity for the nine months ended September 30, 2016

Capital increase	-	-	8	-	-	-	-	-	-	-	8

Dividends distributed	-	-	-	(201)	-	-	-	-	-	(4)	(205)

Acquisition of treasury stock	-	(14)	-	-	-	-	-	-	-	-	(14)

Share-based compensation	-	5	22	-	-	-	-	-	-	-	27

Total comprehensive income/(loss) for the period	-	-	-	(399)	(29)	218	-	(2)	3	5	(204)

Other changes	-	-	-	7	-	-	-	-	-	(34)	(27)

AT SEPTEMBER 30, 2016	25	(9)	3,257	4,893	(11)	(859)	-	(394)	(114)	14	6,802

Interim Condensed Consolidated Financial Statements  at September 30, 2016     31

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (or the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These interim condensed financial statements at September 30, 2016 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on November 7, 2016 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2015, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2015” or the “2015 EU Annual Report”), other than those discussed in the following paragraph “New standards and amendments effective from January 1, 2016”.

This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2015. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2015 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Interim Condensed Consolidated Financial Statements  at September 30, 2016     32

Certain financial information in these Interim Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

■	NAFTA – United States, Canada and Mexico;

■	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM – Central and South America, and the Caribbean Islands; and

■	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk, Risk management and control system” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2015.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

■

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

■

Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

■

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 - Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. Such structure of Financial Services inside the Group implies that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Interim Condensed Consolidated Financial Statements  at September 30, 2016     33

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls, and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate of 6.3 bolivars to 1.0 U.S. dollar. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. For a period of time, the Venezuelan government announced plans for SICAD II, which was intended to more closely resemble a market-driven exchange.

In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system. In the third quarter of 2015, due to progressively deteriorating economic conditions in Venezuela, management determined that the SIMADI rate was the most appropriate legally available rate, and remeasured the net monetary assets of CNH Industrial’s Venezuelan subsidiary, resulting in a pre- and after-tax charge of $150 million recorded in the line item “Financial income/(expenses)” in the consolidated income statement during the three months and nine months ended September 30, 2015.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate and remeasured the net monetary assets of the Company’s Venezuelan subsidiary using a DICOM exchange rate of 271.92, 625.23, and 658.06 bolivars per U.S. dollar as of March 31, June 30, and September 30, 2016, respectively, resulting in a pre- and after-tax charge of $0 million and $11 million recorded in Financial income/(expenses) in the three and nine months ended September 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and nine months ended September 30, 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of September 30, 2016, CNH Industrial continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $85 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three and nine months ended September 30, 2016, CNH Industrial recorded a charge of $7 million and $19 million, respectively, following the re-measurement of such net monetary assets. At September 30, 2016, CNH Industrial held $19 million in principal amount of bonds ($50 million in principal amount of bonds held at December 31, 2015), subscribed in December 2015, offered to importers by the Argentinian government in order to help importers settle their backlog of payments that had increased substantially under the previous government’s capital controls. These bonds yield a 6% interest rate and will be repaid in three monthly installments between October 2016 and December 2016. These financial instruments should facilitate the settlement by CNH Industrial’s Argentinian subsidiaries of payables due to other non-Argentinian subsidiaries, having fixed the exchange rate at the bond issuance.

New standards and amendments effective from January 1, 2016

The following new standards and amendments that are applicable from January 1, 2016 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements:

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On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016, with earlier application permitted. The application of these amendments did not have any effect on this Interim Report.

Interim Condensed Consolidated Financial Statements  at September 30, 2016     34

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On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Interim Report.

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On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective from annual periods commencing on or after January 1, 2016. The application of these amendments did not have any effect on this Interim Report.

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On September 25, 2014, the IASB issued the Annual Improvements to IFRSs 2012–2014 Cycle. The most important topics addressed in these amendments are changes in method of disposal in IFRS 5 – Non-current Assets Held for Sale and Discontinued operations, the definition of servicing contracts and the applicability of the amendments to IFRS 7 – Financial Instruments: Disclosures to condensed interim financial statements, the issue of the discount rate to be used for regional markets in IAS 19 – Employee benefits and other disclosures to be incorporated by cross-reference to information outside the interim financial statements according to IAS 34 – Interim Financial Reporting. These amendments are effective for annual periods beginning on or after January 1, 2016. The application of these improvements did not have any effect on this Interim Report.

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On December 18, 2014, the IASB issued amendments to IAS 1 – Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The application of these amendments is mandatory for annual periods beginning on or after January 1, 2016, with early application permitted. The application of these amendments did not have any effect on this Interim Report.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2015, for a detailed description of new standards not yet effective as of September 30, 2016. Furthermore:

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On April 12, 2016, the IASB issued clarifying amendments to IFRS 15 – Revenue from Contracts with Customers. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent and whether the revenue from granting a license should be recognized at a point in time or over time. The amendments have the same effective date of IFRS 15 (January 1, 2018) and have not yet been endorsed by the European Union.

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On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018 and have not yet been endorsed by the European Union.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the nine months ended September 30, 2016.

Interim Condensed Consolidated Financial Statements  at September 30, 2016     35

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Industrial Activities:

Agricultural Equipment	2,357	2,429	7,287	8,040

Construction Equipment	595	590	1,726	1,932

Commercial Vehicles	2,136	2,226	6,854	6,825

Powertrain	410	356	1,267	1,183

Total Industrial Activities	5,498	5,601	17,134	17,980

Financial Services	338	367	1,063	1,115

Total Net revenues	5,836	5,968	18,197	19,095

2.    Cost of sales

The following summarizes the main components of Cost of sales:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Interest cost and other financial charges from Financial Services	125	160	384	503

Other costs of sales	4,699	4,763	14,582	15,237

Total Cost of sales	4,824	4,923	14,966	15,740

3.    Selling, general and administrative costs

Selling, general and administrative costs amounted to $515 million and $1,588 million in the three and nine months ended September 30, 2016, respectively, down 4.1% and 4.7%, respectively, compared to $537 million and $1,666 million recorded in the three and nine months ended September 30, 2015, respectively.

4.    Research and development costs

In the three months ended September 30, 2016, research and development costs of $255 million ($223 million in the three months ended September 30, 2015) included all the research and development costs not recognized as assets amounting to $138 million ($112 million in the three months ended September 30, 2015), and the amortization of capitalized development costs of $117 million ($111 million in the three months ended September 30, 2015). During the period CNH Industrial capitalized new development costs of $80 million ($104 million in the three months ended September 30, 2015).

In the nine months ended September 30, 2016, research and development costs of $725 million ($638 million in the nine months ended September 30, 2015) included all the research and development costs not recognized as assets amounting to $363 million ($311 million in the nine months ended September 30, 2015), and the amortization of capitalized development costs of $362 million ($327 million in the nine months ended September 30, 2015). During the period CNH Industrial capitalized new development costs of $271 million ($329 million in the nine months ended September 30, 2015).

Interim Condensed Consolidated Financial Statements    at September 30, 2016     36

5.    Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.    Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amounted to zero in the three and nine months ended September 30, 2016 and 2015.

7.    Restructuring costs

CNH Industrial incurred restructuring costs of $6 million and $16 million during the three months ended September 30, 2016 and 2015, respectively, and $31 million and $48 million during the nine months ended September 30, 2016 and 2015, respectively. The expenses during the three months ended September 30, 2016 were attributable to actions within Commercial Vehicles.The costs in all other periods were primarily attributable to actions within Commercial Vehicles and Agricultural Equipment as part of CNH Industrial’s efficiency program launched in 2014.

8.    Other unusual income/(expenses)

Other unusual expenses were $6 million and $560 million in the three and nine months ended September 30, 2016, respectively (other unusual expenses of $30 million and $41 million in the three and nine months ended September 30, 2015, respectively). The increase in the nine months ended September 30, 2016, compared to the previous year was attributable to the exceptional non-tax deductible charges of €495 million ($551 million) recorded in the first half of 2016 as a result of the European Commission settlement. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

9.    Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of net financial expenses in the three and nine months ended September 30, 2016 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $182 million and $571 million in the three and nine months ended September 30, 2016, respectively ($205 million and $672 million in the three and nine months ended September 30, 2015, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $125 million and $384 million in the three and nine months ended September 30, 2016, respectively ($160 million and $503 million in the three and nine months ended September 30, 2015, respectively).

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     37

A reconciliation to the income statement is provided under the following table.

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Financial income:

Interest earned and other financial income	25	8	62	68

Interest income from customers and other financial income of Financial Services	182	205	571	672

Total financial income	207	213	633	740

of which:

Financial income, excluding Financial Services (a)	25	8	62	68

Interest and other financial expenses:

Interest cost and other financial expenses	266	268	724	818

Write-downs of financial assets	27	26	89	86

Interest costs on employee benefits	14	18	42	52

Total interest and other financial expenses	307	312	855	956

Net (income)/expenses from derivative financial instruments and exchange differences	21	152	74	223

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	328	464	929	1,179

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	203	304	545	676

Net financial income/(expenses) excluding Financial Services (a) - (b)	(178)	(296)	(483)	(608)

Net financial expenses for the three and nine months ended September 30, 2016 (excluding those of Financial Services), amounted to $178 million and $483 million, respectively ($296 million and $608 million in the three and nine months ended September 30, of 2015, respectively).

In the three and nine months ended September 30, 2016, net financial expenses included a charge of $38 million related to the repurchase of $450 million in principal amount of the Case New Holland Industrial Inc. 7.875% Notes due 2017. In the three and nine months ended September 31, 2015, net financial expenses included an exceptional pre- and after-tax charge of $150 million, primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivars.

10.    Result from investments

This item mainly include CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses and reversal of impairment losses, accruals to the investment provision and dividend income.

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the three months ended September 30, 2016 is a gain amounting to $14 million (a gain of $12 million in the three months ended September 30, 2015) of which: entities of Agricultural Equipment totaling $8 million ($17 million in the three months ended September 30, 2015), entities of Commercial Vehicles totaling zero ($-10 million in the three months ended September 30, 2015), and entities of Financial Services totaling $6 million ($5 million in the three months ended September 30, 2015).

Interim Condensed Consolidated Financial Statements    at September 30, 2016     38

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the nine months ended September 30, 2016 is a loss amounting to $5 million (a gain of $40 million in the nine months ended September 30,2015) of which: entities of Agricultural Equipment totaling $31 million ($39 million in the nine months ended September 30, 2015), entities of Commercial Vehicles totaling $-55 million ($-14 million in the nine months ended September 30, 2015) mainly including the one-time $42 million negative impact incurred in the second quarter of 2016 by the Chinese joint venture Naveco Ltd due to its exit from a line of business, and entities of Financial Services totaling $19 million ($15 million in the nine months ended September 30, 2015).

11.    Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Current taxes	71	38	169	205

Deferred taxes	9	12	50	28

Taxes relating to prior periods	(38)	(1)	(35)	4

Total Income taxes	42	49	184	237

The effective tax rate for the three months ended September 30, 2016 was 80.8%, and was impacted by the inability to record deferred tax assets on losses in certain jurisdictions. In the nine months ended September 30, 2016 the effective tax rate was (86.4)%, and was also impacted by the exceptional non-tax deductible charge of $551 million incurred in the first half of 2016 for the European Commission settlement. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

The effective tax rate for the three and the nine months ended September 30, 2015 was (77.8)% and 71.4%, respectively, and was impacted by the exceptional pre-tax charge of $150 million relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefits have been booked, and the inability to record deferred tax assets on losses in certain jurisdictions.

12.    Earnings per share

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended September 30,		Nine months ended September 30,

		2016	2015	2016	2015

Basic earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	11	(108)	(399)	98
Weighted average common shares outstanding – basic	million	1,362	1,362	1,362	1,360

Basic earnings/(loss) per common share	$	0.01	(0.08)	(0.29)	0.07

Diluted earnings/(loss) per common share:
Profit/(loss) of the period attributable to the owners of the parent	$ million	11	(108)	(399)	98
Weighted average common shares outstanding– diluted (a)	million	1,363	1,362	1,362	1,363
Diluted earnings/(loss) per common share	$	0.01	(0.08)	(0.29)	0.07

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential ordinary shares into ordinary shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     39

For the three and nine months ended September 30, 2016, 7.3 million shares (consisting of stock options) and 8.4 million shares (consisting of 1.1 million restricted stock units and 7.3 million stock options), respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

For the three and nine months ended September 30, 2015, 8.8 million shares (consisting of 0.8 million restricted stock units and 8.0 million stock options) and 8.5 million shares (consisting of 0.5 million restricted stock units and 8.0 million stock options), respectively, were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 22 “Equity”.

13.  Intangible assets

Changes in the carrying amount of Intangible assets for the nine months ended September 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at September 30, 2016

Goodwill	2,458	-	-	9	2,467

Development costs	2,537	271	(362)	71	2,517

Other	685	43	(76)	16	668

Total Intangible assets	5,680	314	(438)	96	5,652

Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,692 million, Construction Equipment for $582 million, Commercial Vehicles for $58 million, Powertrain for $5 million and Financial Services for $130 million.

14.  Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the nine months ended September 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2016

Property, plant and equipment	4,298	247	(455)	122	(5)	4,207

Assets sold with a buy-back commitment	2,073	594	(211)	27	(224)	2,259

Total Property plant and equipment	6,371	841	(666)	149	(229)	6,466

15.  Investments and other financial assets

Investments and other financial assets at September 30, 2016 and December 31, 2015 consisted of the following:

($ million)	At September 30, 2016	At December 31, 2015

Investments	520	568

Non-current financial receivables	39	32

Other securities	1	1

Total Investments and other financial assets	560	601

Interim Condensed Consolidated Financial Statements    at September 30, 2016     40

Changes in Investments are as follows:

($ million)	At December 31, 2015	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At September 30, 2016

Investments	568	9	-	(57)	520

Investments amounted to $520 million at September 30, 2016 ($568 million at December 31, 2015) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $174 million ($215 million at December 31, 2015), Turk Traktor ve Ziraat Makineleri A.S. $74 million ($80 million at December 31, 2015) and CNH Industrial Capital Europe S.a.S. $133 million ($113 million at December 31, 2015).

Other changes, consisting of a net decrease of $57 million, were due to dividends distributed by companies accounted for using the equity method.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.  Leased assets

Changes in the carrying amount of Leased assets for the nine months ended September 30, 2016 were as follows:

($ million)	Carrying amount at December 31, 2015	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2016

Leased assets	1,835	497	(194)	16	(262)	1,892

17.  Inventories

Inventories at September 30, 2016 and December 31, 2015 consisted of the following:

($ million)	At September 30, 2016	At December 31, 2015

Raw materials	1,365	1,254

Work-in-progress	918	747

Finished goods	4,495	3,799

Total Inventories	6,778	5,800

Inventories at September 30, 2016 included assets which were no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $305 million ($283 million at December 31, 2015).

18.  Current receivables and Other current assets

A summary of Current receivables and Other current assets at September 30, 2016 and December 31, 2015 is as follows:

($ million)	At September 30, 2016	At December 31, 2015

Trade receivables	687	580

Receivables from financing activities	18,638	19,001

Current tax receivables	437	371

Other current assets:

Other current receivables	1,170	884

Accrued income and prepaid expenses	137	133

Total Other current assets	1,307	1,017

Total Current receivables and Other current assets	21,069	20,969

Interim Condensed Consolidated Financial Statements    at September 30, 2016     41

Receivables from financing activities

A summary of Receivables from financing activities as of September 30, 2016 and December 31, 2015 is as follows:

($ million)	At September 30, 2016	At December 31, 2015

Retail

Retail financing	9,706	9,787

Finance leases	412	557

Total Retail	10,118	10,344

Wholesale

Dealer financing	8,355	8,611

Total Wholesale	8,355	8,611

Other	165	46

Total Receivables from financing activities	18,638	19,001

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of September 30, 2016 and December 31, 2015 is as follows:

	At September 30, 2016

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	30	-	-	30	7,432	7,462	31	7,493

EMEA	-	-	-	-	391	391	-	391

LATAM	11	-	-	11	1,585	1,596	70	1,666

APAC	2	1	2	5	563	568	-	568

Total Retail	43	1	2	46	9,971	10,017	101	10,118

Wholesale

NAFTA	-	-	-	-	3,616	3,616	41	3,657

EMEA	33	6	-	39	3,666	3,705	38	3,743

LATAM	1	-	-	1	528	529	2	531

APAC	-	-	7	7	417	424	-	424

Total Wholesale	34	6	7	47	8,227	8,274	81	8,355

Interim Condensed Consolidated Financial Statements    at September 30, 2016     42

	At December 31, 2015

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	17	-	-	17	7,869	7,886	36	7,922

EMEA	-	-	-	-	572	572	1	573

LATAM	6	-	-	6	1,286	1,292	44	1,336

APAC	1	3	-	4	509	513	-	513

Total Retail	24	3	-	27	10,236	10,263	81	10,344

Wholesale

NAFTA	-	-	-	-	3,656	3,656	79	3,735

EMEA	33	2	-	35	3,613	3,648	26	3,674

LATAM	3	-	-	3	595	598	4	602

APAC	6	4	26	36	518	554	46	600

Total Wholesale	42	6	26	74	8,382	8,456	155	8,611

Allowance for credit losses activity for the three and nine months ended September 30, 2016 and 2015 was as follows (in millions):

	Three months ended September 30, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	404	188	-	592

Provision	10	14	-	24

Charge-offs, net of recoveries	(20)	(5)	-	(25)

Foreign currency translation and other	3	(1)	-	2

Ending balance	397	196	-	593

	Nine months ended September 30, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	38	44	-	82

Charge-offs, net of recoveries	(58)	(11)	-	(69)

Foreign currency translation and other	23	5	-	28

Ending balance	397	196	-	593

Ending balance: Individually evaluated for impairment	200	144	-	344

Ending balance: Collectively evaluated for impairment	197	52	-	249

Receivables:

Ending balance	10,118	8,355	165	18,638

Ending balance: Individually evaluated for impairment	326	540	-	866

Ending balance: Collectively evaluated for impairment	9,792	7,815	165	17,772

Interim Condensed Consolidated Financial Statements    at September 30, 2016     43

	Three months ended September 30, 2015

($ million)	Retail	Wholesale	Other	Total

Opening balance	433	176	-	609

Provision	17	4	-	21

Charge-offs, net of recoveries	(17)	(3)	-	(20)

Foreign currency translation and other	(24)	(6)	-	(30)

Ending balance	409	171	-	580

	Nine months ended September 30, 2015

($ million)	Retail	Wholesale	Other	Total

Opening balance	468	182	-	650

Provision	54	23	-	77

Charge-offs, net of recoveries	(52)	(5)	-	(57)

Foreign currency translation and other	(61)	(29)	-	(90)

Ending balance	409	171	-	580

Ending balance: Individually evaluated for impairment	209	124	-	333

Ending balance: Collectively evaluated for impairment	200	47	-	247

Receivables:

Ending balance	10,605	8,179	83	18,867

Ending balance: Individually evaluated for impairment	451	790	-	1,241

Ending balance: Collectively evaluated for impairment	10,154	7,389	83	17,626

Allowance for credit losses activity for the year ended December 31, 2015 was as follows:

	At December 31, 2015

($ million)	Retail	Wholesale	Other	Total

Opening balance	468	182	-	650

Provision	81	27	-	108

Charge-offs, net of recoveries	(92)	(13)	-	(105)

Foreign currency translation and other	(63)	(38)	-	(101)

Ending balance	394	158	-	552

Ending balance: Individually evaluated for impairment	187	125	-	312

Ending balance: Collectively evaluated for impairment	207	33	-	240

Receivables:

Ending balance	10,344	8,611	46	19,001

Ending balance: Individually evaluated for impairment	416	767	-	1,183

Ending balance: Collectively evaluated for impairment	9,928	7,844	46	17,818

Interim Condensed Consolidated Financial Statements    at September 30, 2016     44

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	At September 30, 2016				At December 31, 2015

($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment

With no related allowance

Retail

NAFTA	43	42	-	42	41	40	-	37

EMEA	-	-	-	-	74	74	-	79

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

Wholesale

NAFTA	5	5	-	6	-	-	-	-

EMEA	-	-	-	-	33	33	-	35

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

With an allowance recorded

Retail

NAFTA	36	35	17	35	54	53	18	52

EMEA	210	210	165	246	238	238	167	263

LATAM	31	31	17	33	-	-	-	-

APAC	6	6	1	6	9	9	2	12

Wholesale

NAFTA	45	45	4	44	82	82	3	92

EMEA	428	428	127	437	607	607	95	657

LATAM	40	29	9	32	25	21	7	22

APAC	22	22	4	21	20	20	20	18

Total Retail	326	324	200	362	416	414	187	443

Total Wholesale	540	529	144	540	767	763	125	824

Transfers of financial assets

The Group transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to CNH Industrial although CNH Industrial provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, CNH Industrial does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH Industrial, in its role as servicer.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     45

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly CNH Industrial continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At September 30, 2016 and December 31, 2015, the carrying amount of such restricted assets included in Receivables from financing activities was the following:

($ million)	At September 30, 2016	At December 31, 2015

Restricted receivables:

Retail financing and finance lease receivables	7,402	7,695

Wholesale receivables	6,486	6,189

Total restricted receivables	13,888	13,884

CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2016 amounting to $349 million ($569 million at December 31, 2015, with due dates beyond that date), which refer to trade receivables and other receivables for $331 million ($534 million at December 31, 2015) and receivables from financing activities for $18 million ($35 million at December 31, 2015).

19.    Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts and Cross Currency Swaps

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the consolidated Income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $8.1 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.2 billion and $7.1 billion at September 30, 2016 and December 31, 2015, respectively.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     46

Additionally, CNH Industrial employs cross currency swaps to convert fixed-rate foreign currency denominated debt to floating-rate debt denominated in the functional currency of the borrowing entity. Cross currency swaps combine the elements of a foreign exchange contract and an interest rate swap into a single financial instrument. These instruments are designated as cash flow hedges and accounted for similarly to the foreign exchange contracts and interest rate swaps disclosed in this footnote. The maturity of these instruments does not exceed 12 months and the after-tax losses deferred in accumulated other comprehensive income (loss) are insignificant. The total notional amount of CNH Industrial’s cross currency swaps was $165 million at December 31, 2015. There were no cross currency swaps outstanding as of September 30, 2016.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 26 months. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is approximately $-1.1 million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses )” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2016 and 2015.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2016 and 2015. All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2016 and December 31, 2015 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.8 billion and $4.6 billion at September 30, 2016 and December 31, 2015, respectively.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     47

The fair values of CNH Industrial’s derivatives as of September 30, 2016 and December 31, 2015 in the condensed consolidated balance sheets are recorded as follows:

	At September 30, 2016		At December 31, 2015
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Derivatives Designated as Hedging Instruments

Fair value hedges:

Interest rate derivatives	34	(7)	29	-

Total Fair value hedges	34	(7)	29	-

Cash flow hedges:

Currency risks - Forward contracts, Currency swaps and Currency options	52	(53)	61	(29)

Interest rate derivatives	2	-	1	(5)

Cross currency swaps	-	-	16	(1)

Total Cash flow hedges	54	(53)	78	(35)

Total Derivatives Designated as Hedging Instruments	88	(60)	107	(35)

Derivatives Not Designated as Hedging Instruments

Foreign exchange contracts	28	(149)	100	(30)

Interest rate derivatives	1	(2)	4	(4)

Cross currency swaps			-	-

Total Derivatives Not Designated as Hedging Instruments	29	(151)	104	(34)

Other financial assets/(liabilities)	117	(211)	211	(69)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) together with the related tax effect on the consolidated income statement and on the consolidated statement of comprehensive income related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2016 and 2015 are recorded in the following accounts:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Fair value hedges

Interest rate derivatives— Financial income/(expenses)	(10)	3	(8)	4

Gains/(losses) on hedged items— Financial income/(expenses)	10	(3)	8	(4)

Cash Flow Hedges

Recognized in Other comprehensive income (effective portion):	2	108	19	(20)

Reclassified from other comprehensive income (effective portion):

Foreign exchange contracts – Net revenues	18	(14)	38	(27)

Foreign exchange contracts – Cost of sales	(5)	(53)	17	(177)

Foreign exchange contracts – Financial income/(expenses)	(1)	28	5	-

Interest rate derivatives – Cost of sales	-	(2)	(3)	(7)

Interest rate derivatives – Financial income/(expenses)	-	-	-	-

Not designated as hedges

Foreign exchange contracts – Financial income/(expenses)	(33)	102	(147)	106

Interim Condensed Consolidated Financial Statements    at September 30, 2016     48

20.    Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2016, this item included $740 million ($927 million at December 31, 2015) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21.    Assets held for sale

Assets held for sale at September 30, 2016 and December 31, 2015 primarily included buildings and factories.

22.    Equity

Share capital

As of September 30, 2016, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,909,611 common shares (1,361,622,742 common shares outstanding, net of 1,286,869 common shares held in treasury by the Company as described in the following) and 474,474,276 special voting shares (412,079,742 special voting shares outstanding, net of 62,394,534 special voting shares held in treasury by the Company acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2015.

Treasury shares

Implementing the resolution authorized by the shareholders at the Annual General Meeting held on April 15, 2015, in January 2016, the Company announced a buy-back program to repurchase up to $300 million in common shares. Since such authority to repurchase was replaced at the Annual General Meeting of Shareholders (“AGM”) held on April 15, 2016, it will expire on October 14, 2017. During the three months ended September 30, 2016, the Company did not repurchase any shares of its common stock. During the nine months ended September 30, 2016, the Company repurchased 2.1 million shares of its common stock at an aggregate cost of $13.7 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. As of September 30, 2016, the Company held in treasury 1,286,869 common shares, net of transfers of common shares to fulfill its obligations under its stock compensation plans.

Capital reserves

At September 30, 2016 capital reserves, amounting to $3,257 million ($3,227 million at December 31, 2015), mainly included the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $4,893 million at September 30, 2016 ($5,486 million at December 31, 2015), primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 15, 2016, at the annual general meeting, CNH Industrial N.V. shareholders approved a dividend of €0.13 per common share, as recommended on March 4, 2016 by the Board of Directors. The cash dividend was declared in euro and paid on May 3, 2016 for a total amount of $201 million (€177 million).

Interim Condensed Consolidated Financial Statements    at September 30, 2016     49

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	38	1	(21)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	-	38	1	(21)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	2	108	19	(20)

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(12)	41	(57)	211

Gains/(losses) on cash flow hedging instruments	(10)	149	(38)	191

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-	-	-
(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	-	(464)	221	(576)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-	-	-

Exchange gains/(losses) on translating foreign operations	-	(464)	221	(576)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(4)	(18)	3	(43)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-	-	-
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(4)	(18)	3	(43)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(14)	(333)	186	(428)
Tax effect of the other components of Other comprehensive income/(loss) (C)	2	(22)	6	(36)

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(12)	(317)	193	(485)

Interim Condensed Consolidated Financial Statements    at September 30, 2016     50

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,						Nine months ended September 30,
	2016			2015			2016			2015
($ million)	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	-	(1)	(1)	38	11	49	1	(3)	(2)	(21)	11	(10)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	-	(1)	(1)	38	11	49	1	(3)	(2)	(21)	11	(10)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(10)	3	(7)	149	(33)	116	(38)	9	(29)	191	(47)	144
Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-	-	-
Exchange gains/(losses) on translating foreign operations	-	-	-	(464)	-	(464)	221	-	221	(576)	-	(576)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(4)	-	(4)	(18)	-	(18)	3	-	3	(43)	-	(43)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(14)	-	(11)	(333)	(33)	(366)	186	9	195	(428)	(47)	(475)
Total Other comprehensive income/(loss)	(14)	2	(12)	(295)	(22)	(317)	186	6	193	(449)	(36)	(485)

Share-based compensation

In the nine months ended September 30, 2016 and 2015, CNH Industrial issued to selected employees approximately 2.0 million and 1.5 million Restricted Share Units (RSUs), respectively, with a weighted average fair value of $7.30 and $8.10 per share, respectively, and 0.5 million and 0.9 million Performance Share Units (PSUs), with a weighted average fair value of $5.10 and $6.33 per share, respectively, under the CNH Industrial N.V. Equity Incentive Plan approved by the AGM held on April 16, 2014.

CNH Industrial recognized total share-based compensation expense of $8 million and $30 million for the three and nine months ended September 30, 2016, respectively ($13 million and $20 million for the three and nine months ended September 30, 2015, respectively).

23.    Provisions

A summary of Provisions at September 30, 2016 and December 31, 2015 is as follows:

($ million)	At September 30, 2016		At December 31, 2015

Employee benefits		2,431		2,494

Other provisions:

Warranty and campaign programs	939		908

Restructuring provision	41		57

Investment provision	22		7

Other risks	2,721		2,123

Total Other provisions		3,723		3,095

Total Provisions		6,154		5,589

Interim Condensed Consolidated Financial Statements    at September 30, 2016     51

Total Provisions increased $565 million in the nine months ended September 30, 2016, of which $93 million attributable to exchange rate differences.

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks mainly include provisions for contractual and commercial risks and disputes. In particular, this item includes the provision of €495 million (equivalent to $543 million at payment date), recorded in the first half of 2016, in relation to the European Commission settlement. The fine was paid by the Company on October 20, 2016. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

Employee benefits

Beginning in 2016, CNH Industrial changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period. The change has been accounted for as a change in estimate prospectively, and the impact on net interest and service costs recognized in the three and nine months ended September 30, 2016 was not material. Additionally, this change does not affect the measurement of the total benefit obligations.

The following summarizes the components of Net benefit cost recognized during the three and nine months ended September 30, 2016 and 2015 for post-employment benefits:

	Pension plans		Healthcare plans		Other

	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,

($ million)	2016	2015	2016	2015	2016	2015

Service cost:

Current service cost	6	7	1	2	1	2

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	6	7	1	2	1	2

Net interest expense	4	7	9	11	-	-

Other costs	2	-	-	-	-	-

Net benefit cost recognized to profit or loss	12	14	10	13	1	2

	Pension plans		Healthcare plans		Other

	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,

($ million)	2016	2015	2016	2015	2016	2015

Service cost:

Current service cost	19	21	5	6	5	6

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	19	21	5	6	5	6

Net interest expense	12	17	28	33	2	2

Other costs	5	3	-	-	-	-

Net benefit cost recognized to profit or loss	36	41	33	39	7	8

Interim Condensed Consolidated Financial Statements    at September 30, 2016     52

24.  Debt

An analysis of debt by nature is as follows:

($ million)	At September 30, 2016		At December 31, 2015

Asset-backed financing		11,905		12,999

Other debt:

Bonds	9,533		8,430

Borrowings from banks	4,542		4,397

Payables represented by securities	329		379

Other	191		253

Total Other debt		14,595		13,459

Total Debt		26,500		26,458

Debt increased by $42 million over the period (decrease of $775 million, excluding exchange translation differences).

In March 2016, CNH Industrial Capital LLC issued $500 million of debt securities at an annual fixed rate of 4.875% due in 2021. In May 2016, CNH Industrial Finance Europe S.A. issued €500 million (equivalent to $558 million) of notes at an annual fixed rate of 2.875%, due May 2023. In August 2016, CNH Industrial N.V. issued $600 million of notes at a semi-annual interest rate of 4.50%, due August 2023.

In August 2016, Case New Holland Industrial Inc. repurchased $450 million in aggregate principal amount of its 7.875% notes due 2017, following a cash tender offer announced in the same month.

The following table shows the summary of issued bonds outstanding at September 30, 2016:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Global Medium Term Notes:

CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,339

CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,116

CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	781

CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	558

CNH Industrial Finance Europe S.A. (1)	EUR	100	3.5%	November 12, 2025	112

CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	56

Total Global Medium Term Notes					3,962

Other bonds:

CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500

CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500

Case New Holland Industrial Inc.	USD	1,050	7.875%	December 1, 2017	1,050

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

CNH Industrial N.V.	USD	600	4.5%	August 15, 2023	600

Total Other bonds					5,450

Hedging effect and amortized cost valuation					121

Total Bonds					9,533

(1)	Bond listed on the Irish Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency. The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their

Interim Condensed Consolidated Financial Statements    at September 30, 2016     53

issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2015.

In June 2016, CNH Industrial signed the renewal of a €1.75 billion 5 years committed revolving credit facility. The renewal extends the maturity of the previous facility of €1.75 billion from November 2019 until June 2021. Available committed credit lines expiring after twelve months amounts to approximately $3.0 billion at September 30, 2016 ($3.0 billion at December 31, 2015).

Debt secured with mortgages and other liens on assets of the Group amounts to $139 million at September 30, 2016 ($135 million at December 31, 2015); this amount included $58 million ($53 million at December 31, 2015) due to creditors for assets acquired under finance leases.

25.    Trade payables

Trade payables of $5,221 million at September 30, 2016 decreased by $121 million from the amount at December 31, 2015.

26.    Other current liabilities

At September 30, 2016, Other current liabilities mainly included $2,435 million of amounts payable to customers relating to buy-back agreements ($2,147 million at December 31, 2015) and accrued expenses and deferred income of $474 million ($457 million at December 31, 2015).

27.    Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy, contractual issues, and environmental claims that arise in the ordinary course of our business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Other litigation and investigation

Since January 2011, Iveco, our wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, CNH Industrial recorded an exceptional non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016.

Guarantees

CNH Industrial provided loan guarantees on the debt or commitments of third parties and performance guarantees, mainly on behalf of a joint venture related to commercial commitments of defense vehicles, totaling $306 million and $316 million at September 30, 2016 and December 31, 2015, respectively.

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     54

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A., a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2016, the outstanding Liabilities amounted to approximately €1.2 billion ($1.4 billion) of which €1.0 billion ($1.1 billion) consisted of bonds guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

28.    Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

■

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America.

■

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

■

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

■

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

■

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, which are recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using only Operating profit of Industrial Activities calculating using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     55

Operating profit under U.S. GAAP by reportable segment for the three and nine months ended September 30, 2016 and 2015 is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Agricultural Equipment	155	137	546	604

Construction Equipment	1	37	32	72

Commercial Vehicles	64	60	202	128

Powertrain	52	35	171	124

Eliminations and other	(24)	(24)	(72)	(59)

Total Industrial Activities	248	245	879	869

Financial Services	114	128	363	397

Eliminations and other	(84)	(85)	(244)	(227)

Total Operating profit under U.S. GAAP	278	288	998	1,039

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and nine months ended September 30, 2016 and 2015 is provided below:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Operating profit under U.S. GAAP	278	288	998	1,039
Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	-	-	-	-

Other unusual income/(expenses) under EU-IFRS(*)	(6)	(30)	(560)	(41)

Financial income/(expenses) under EU-IFRS(**)	(178)	(296)	(483)	(608)

Result from investments under EU-IFRS	14	12	(5)	38

Development costs	(37)	(7)	(91)	2

Restructuring provisions under EU-IFRS	(6)	(16)	(31)	(48)

Other adjustments	(13)	(14)	(41)	(50)

Total adjustments/reclassifications	(226)	(351)	(1,211)	(707)

Profit/(loss) before taxes under EU-IFRS	52	(63)	(213)	332

(*)    In the nine months ended September 30, 2016, “Other unusual income/(expenses) under EU-IFRS” also includes the exceptional non-tax deductible charges of €495 million ($551 million) recorded in the first half of 2016 following the final settlement reached with the European Commission. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

(**)    In the three and nine months ended September 30, 2016, net financial expenses under EU-IFRS included a charge of $38 million related to the repurchase of $450 million in principal amount of the Case New Holland Industrial Inc. 7.875% Notes due 2017. In the three and nine months ended September 31, 2015, net financial expenses under EU-IFRS included an exceptional pre- and after-tax charge of $150 million, primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivars.

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     56

Net income prepared under U.S. GAAP for Financial Services for the three and nine months ended September 30, 2016 and 2015 is provided below, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Net income of Financial Services under U.S. GAAP (A)	77	94	251	277

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	39	(128)	(345)	17

Eliminations and other (C)	(77)	(94)	(251)	(277)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	39	(128)	(345)	17

Adjustments to conform with EU-IFRS (E)(*)	(29)	16	(52)	78

Income taxes under EU-IFRS (F)	42	49	184	237

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) + (F)	52	(63)	(213)	332

(*)    Details about this item are provided in Note 32 “EU-IFRS to U.S. GAAP reconciliation”.

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item, for the three and nine months ended September 30, 2016 and 2015 is as follows:

Revenues

	Three months ended September 30,		Nine months ended September 30,

($ million)	2016	2015	2016	2015

Agricultural Equipment	2,359	2,431	7,291	8,043

Construction Equipment	595	591	1,726	1,933

Commercial Vehicles	2,114	2,189	6,754	6,696

Powertrain	850	800	2,755	2,648

Eliminations and other	(457)	(462)	(1,539)	(1,512)

Net sales of Industrial Activities	5,461	5,549	16,987	17,808

Financial Services	386	390	1,173	1,226

Eliminations and other	(98)	(89)	(286)	(266)

Total Revenues under U.S. GAAP	5,749	5,850	17,874	18,768
Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	87	118	323	327

Total Net Revenues under EU-IFRS	5,836	5,968	18,197	19,095

29.    Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement.

■	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

■	Level 2 —Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

■	Level 3 — Unobservable inputs for the asset or liability.

The hierarchy requires the use of observable market data when available.

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     57

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels financial assets and liabilities that are measured at fair value, on a recurring basis, at September 30, 2016 and at December 31, 2015:

		At September 30, 2016				At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(15)	1	-	-	1	1	-	-	1

Other financial assets	(19)	-	117	-	117	-	211	-	211

Total Assets		1	117	-	118	1	211	-	212

Other financial liabilities	(19)	-	(211)	-	(211)	-	(69)	-	(69)

Total Liabilities		-	(211)	-	(211)	-	(69)	-	(69)

In the nine months ended September 30, 2016 and 2015, there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 to CNH Industrial Consolidated Financial Statements at December 31, 2015.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the Statement of financial position at September 30, 2016 and at December 31, 2015 are as follows:

		At September 30, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	9,541	9,541	9,706

Dealer financing	(18)	-	-	8,352	8,352	8,355

Finance leases	(18)	-	-	417	417	412

Other receivables from financing activities	(18)	-	-	165	165	165

Total Receivables from financing activities		-	-	18,475	18,475	18,638

Asset-backed financing	(24)	-	11,686	-	11,686	11,905

Bonds	(24)	4,848	5,095	-	9,943	9,533

Borrowings from banks	(24)	-	4,344	-	4,344	4,542

Payables represented by securities	(24)	-	325	-	325	329

Other debt	(24)	-	191	-	191	191

Total Debt		4,848	21,641	-	26,489	26,500

		At December 31, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	9,650	9,650	9,787

Dealer financing	(18)	-	-	8,608	8,608	8,611

Finance leases	(18)	-	-	564	564	557

Other receivables from financing activities	(18)	-	-	46	46	46

Total Receivables from financing activities		-	-	18,868	18,868	19,001

Asset-backed financing	(24)	-	12,989	-	12,989	12,999

Bonds	(24)	3,441	5,121	-	8,562	8,430

Borrowings from banks	(24)	-	4,194	-	4,194	4,397

Payables represented by securities	(24)	-	373	-	373	379

Other debt	(24)	-	253	-	253	253

Total Debt		3,441	22,930	-	26,371	26,458

 Interim Condensed Consolidated Financial Statements     at September 30, 2016     58

Receivables from financing activities

The fair values of Receivables from financing is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. (fair value of $4,848 million and $3,441 million at September 30, 2016 and December 31, 2015, respectively) which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

30.    Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA or “the FCA Group”), Ferrari N.V. and its subsidiaries and affiliates, and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of September 30, 2016, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.37% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2016.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with EXOR S.p.A. and its subsidiaries and affiliates

In connection with the Demerger, Fiat S.p.A. (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of Fiat Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Subsidiaries of FCA provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA Group.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     59

These transactions with FCA are reflected in the Interim Condensed Consolidated Financial Statements at September 30, 2016 as follows:

	Nine months ended September 30,
($ million)	2016	2015

Net revenues	613	570

Cost of sales	352	356

Selling, general and administrative costs	112	123

($ million)	At September 30, 2016	At December 31, 2015

Trade receivables	16	14

Trade payables	113	136

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Nine months ended September 30,
($ million)	2016	2015

Net revenues	434	478

Cost of sales	305	311

($ million)	At September 30, 2016	At December 31, 2015

Trade receivables	87	48

Trade payables	85	141

At September 30, 2016 and December 31, 2015, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $199 million and $203 million, respectively, mainly related to IVECO - OTO MELARA Società consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the nine months ended September 30, 2016 revenues from associates totaled $81 million ($35 million in the nine months ended September 30, 2015). At September 30, 2016 receivables arising from the revenues discussed above amounted to $18 million ($16 million at December 31, 2015). Trade payables to associates amounted to $12 million at September 30, 2016 ($14 million at December 31, 2015).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amounted to zero in the nine months ended September 30, 2016 ($10 million in the nine months ended September 30, 2015). Receivables arising from these revenues amounted to zero at September 30, 2016 ($8 million at December 31, 2015). At September 30, 2016, trade payables to unconsolidated subsidiaries amounted to zero ($1 million at December 31, 2015).

Transactions with other related parties

In the nine months ended September 30, 2016 and 2015, there were no transactions with other related parties.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     60

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $8 million and $19 million in the nine months ended September 30, 2016 and 2015, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the nine months ended September 30, 2016 and 2015 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $16 million and $17 million, respectively. These amounts were inclusive of the notional compensation cost for share-based payments.

31.    Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three months ended September 30, 2016		At December 31, 2015	Nine months ended September 30, 2015
	Average	At September 30		Average	At September 30

Euro	0.896	0.896	0.919	0.898	0.893

Pound sterling	0.719	0.771	0.674	0.653	0.659

Swiss franc	0.980	0.974	0.995	0.953	0.974

Polish zloty	3.904	3.870	3.917	3.731	3.789

Brazilian real	3.545	3.244	3.960	3.164	4.000

Canadian dollar	1.321	1.316	1.388	1.260	1.342

Argentine peso	14.520	15.300	12.984	8.966	9.420

Turkish lira	2.935	3.008	2.918	2.666	3.026

32.    EU-IFRS to US GAAP reconciliation

This Interim Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP, for SEC reporting and investor presentation purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

	Three months ended September 30,			Nine months ended September 30,

($ million)	Note	2016	2015	2016	2015

Profit/(loss) in accordance with EU-IFRS		10	(112)	(397)	95

Adjustments to conform with U.S. GAAP:

Development costs	(a)	37	7	91	(2)

Goodwill and other intangible assets	(b)	(2)	(2)	(6)	(6)

Defined benefit plans	(c)	(10)	(11)	(48)	(33)

Restructuring provisions	(d)	-	(2)	-	(4)

Other adjustments	(e)	(6)	(1)	10	(11)

Tax impact on adjustments	(f)	(15)	(2)	(18)	12

Deferred tax assets and tax contingencies recognition	(g)	25	(5)	23	(34)

Total adjustments		29	(16)	52	(78)

Net income (loss) in accordance with U.S. GAAP		39	(128)	(345)	17

Interim Condensed Consolidated Financial Statements    at September 30, 2016     61

Reconciliation of Total Equity

($ million)	Note	At September 30, 2016	At December 31, 2015

Total Equity in accordance with EU-IFRS		6,802	7,217

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,517)	(2,536)

Goodwill and other intangible assets	(b)	108	113

Defined benefit plans	(c)	26	-

Restructuring provisions	(d)	5	5

Other adjustments	(e)	5	(2)

Tax impact on adjustments	(f)	721	729

Deferred tax assets and tax contingencies recognition	(g)	(685)	(683)

Total adjustments		(2,337)	(2,374)

Total Equity in accordance with U.S. GAAP		4,465	4,843

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended September 30, 2016 and 2015, under EU-IFRS the Group capitalized $80 million and $104 million, respectively of development costs and amortized $117 million and $111 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the third quarter of 2016 and 2015). In the nine months ended September 30, 2016 and 2015, under EU-IFRS the Group capitalized $271 million and $329 million, respectively, of development costs and amortized $362 million and $327 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first nine months of 2016 and 2015).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, EU-IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the third quarter of 2016, in the first nine months of 2016 and in the corresponding periods of 2015.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     62

(d)	Restructuring provisions

The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2015. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

33.    Subsequent events

CNH Industrial has evaluated subsequent events through November 7, 2016, which is the date the financial statements were authorized for issuance, and identified the following:

■	On October 20, 2016, CNH Industrial paid €495 million ($543 million) relating to the European Commission settlement as disclosed under Note 27 “Commitments and contingencies”.

■

On October 31, 2016, CNH Industrial N.V. announced an agreement to acquire the tillage, seeding and hay, and forage segments of Kongskilde Industries, part of the Danish Group Dansk Landbrugs Grovvareselskab. The acquisition comprises a transfer of assets and includes two plants in Europe, and other assets in the EMEA and NAFTA regions. The transaction is subject to various closing conditions, including regulatory approvals.

Interim Condensed Consolidated Financial Statements    at September 30, 2016     63